

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2011

Via E-mail
Phillip Jennings
Chief Executive Officer
Brazil Gold Corp.
800 Bellevue Way NE
Suite 400,
Bellevue, WA 98004

     Re: **Brazil Gold Corp.**
            Item 4.01 Forms 8-K and 8-K/A
            Filed   September 19, 2011 and October 3, 2011
            File No.   001-33714

Dear Mr. Jennings:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ Robert S. Littlepage for

            Larry Spirgel
            Assistant Director